# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KNOW LABS, INC., CIK 0001074828
CUSIP: 499238202
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 08/06/2025
Filed by CIK 0002079514
Persons authorized to receive notices and communications: Robert Gregory Kidd, 26 State Route 28, #1186, Crystal Bay, Nevada (NV), 89402, 510-495-4686; Goldeneye 1995 LLC, 26 State Route 28, #1186, Crystal Bay, Nevada (NV), 89402, 510-495-4686

## Reporting persons
- Robert Gregory Kidd (CIK 0002079514): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 357,815,000; shared voting power 0; sole dispositive power 357,815,000; shared dispositive power 0; aggregate amount beneficially owned 357,815,000 (93.1% of the class)
  Comment: See Item 5 for additional information.
- Goldeneye 1995 LLC (CIK 0002079510): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF), working capital (WC); sole voting power 357,815,000; shared voting power 0; sole dispositive power 357,815,000; shared dispositive power 0; aggregate amount beneficially owned 357,815,000 (93.1% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: KNOW LABS, INC.
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610, Seattle, Washington (WA), 98104
Comment: The securities to which this Schedule 13D (the "Schedule 13D") relates are shares of common stock, par value $0.001 (the "Common Stock"), of Know Labs, Inc. (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Robert Gregory Kidd ("Mr. Kidd") and Goldeneye 1995 LLC ("Goldeneye" and together with Mr. Kidd, the "Reporting Persons")
Residence or business address: The business residence of the Reporting Persons is 26 State Route 28, #1186, Crystal Bay, NV 89402.
Present principal occupation or employment: Mr. Kidd's present principal occupation and employment is the Chief Executive Officer, President and Chairman of the Issuer. Mr. Kidd exercises voting and dispositive power over all securities of the Issuer held by himself directly. Additionally, Mr. Kidd, as the sole owner and manager of Goldeneye, exercises voting and dispositive power over all securities of the Issuer held by Goldeneye. The principal business of Goldeneye is investing in securities.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Kidd is a citizen of the United States of America. Goldeneye is a limited liability company organized under the laws of the state of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On June 5, 2025, Goldeneye entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer in connection with a private placement (the "Private Placement"). On August 6, 2025 (the "Closing Date"), the closing (the "Closing") of the Private Placement occurred in accordance with the terms of the Purchase Agreement and the Issuer issued 357,815,000 shares of Common Stock to Goldeneye, at a per share purchase price of $0.335, in exchange for 1,000 Bitcoin and $15 million in cash.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure set forth above in Item 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

In connection with the Purchase Agreement, on or prior to June 5, 2025, certain stockholders of the Issuer, the Issuer and Goldeneye entered into Voting and Support Agreements, pursuant to which, among other things, each such stockholder agreed, on the terms and subject to the conditions set forth therein, (i) to vote all of their respective voting shares in the Issuer, collectively constituting approximately 37% of the total voting power of the Common Stock as of the date of the Purchase Agreement, in favor of the approval of the Purchase Agreement and other transactions contemplated by the Purchase Agreement and (ii) certain other matters in connection with the transactions as contemplated thereby.

In connection with the Closing, the Issuer appointed Mr. Kidd as Chief Executive Officer, President and Chairman and Linda Jenkinson as Vice Chair of the Board, each a USBC founding team member. As part of this board leadership transition, the composition of the full board of directors will be further assessed to ensure alignment with the Issuer's new strategic direction.

As the Chief Executive Officer, President and Chairman of the Issuer, Mr. Kidd may be able to control the Issuer's business and influence the corporate activities of the Issuer, and expects in the future to discuss and make decisions in the ordinary course of his duties regarding plans or proposals with respect to the transactions described in clauses (a) through (j) of this Item 4.

Additionally, as the majority owners of shares of Common Stock, Mr. Kidd and Goldeneye may be able to control the Issuer's business and influence the corporate activities of the Issuer, including the transactions described in clauses (a) through (j) of this Item 4.

Except for the disclosure set forth above in Item 3 and this Item 4, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute shares of Common Stock to be acquired or held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons' need for liquidity, and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 3 of the Schedule 13D are hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has sole voting and dispositive power. The holdings of Mr. Kidd represent an aggregate of approximately 93.1% of the Issuer's outstanding shares of Common Stock (based on 384,234,130 shares of Common Stock reported as issued and outstanding directly by the Issuer to the Reporting Persons).

As of the date hereof, Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities. The holdings of Goldeneye represent an aggregate of approximately 93.1% of the Issuer's outstanding shares of Common Stock (based on 384,234,130 shares of Common Stock reported as issued and outstanding directly by the Issuer to the Reporting Persons).

As of August 6, 2025, Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has sole voting and dispositive power. The holdings of Mr. Kidd represent an aggregate of approximately 93.1% of the Issuer's outstanding shares of Common Stock (based on 384,234,130 shares of Common Stock reported as issued and outstanding directly by the Issuer to the Reporting Persons).

As of August 6, 2025, Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities. The holdings of Goldeneye represent an aggregate of approximately 93.1% of the Issuer's outstanding shares of Common Stock (based on 384,234,130 shares of Common Stock reported as issued and outstanding directly by the Issuer to the Reporting Persons).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, (i) Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has the sole voting and dispositive power, and (ii) Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has the sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities.

As of August 6, 2025, (i) Mr. Kidd may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Mr. Kidd has the sole voting and dispositive power, and (ii) Goldeneye may be deemed to be the beneficial owner of an aggregate of 357,815,000 shares of Common Stock, all of which Goldeneye has the sole voting and dispositive power, in which Mr. Kidd, as the sole owner and manager of Goldeneye, exercises such voting and dispositive power over such securities.
Transactions in the class effected during the past sixty days:
Except for the Purchase Agreement and the Private Placement in connection therewith, there were no other transactions by the Reporting Persons in shares of Common Stock as of the date hereof or during the period commencing sixty (60) days prior to the date hereof.

Except for the Purchase Agreement and the Private Placement in connection therewith, there were no other transactions by the Reporting Persons in shares of Common Stock as of August 6, 2025 or during the period commencing sixty (60) days prior to August 6, 2025.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth above in Item 3 and Item 4 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated August 13, 2025, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2 - Securities Purchase Agreement, dated June 5, 2025, by and between the Issuer and Goldeneye (incorporated by reference to the Issuer's Current Report on Form 8-K, filed June 6, 2025).

Exhibit 3 - Form of Support Agreement, by and between the Issuer, Goldeneye and certain stockholders (incorporated by reference to the Issuer's Current Report on Form 8-K, filed June 6, 2025).

## Signatures
- Robert Gregory Kidd: /s/ Robert Gregory Kidd, Robert Gregory Kidd (08/13/2025)
- Goldeneye 1995 LLC: /s/ Robert Gregory Kidd, Robert Gregory Kidd /Manager (08/13/2025)